Mark J. DeCesaris
Acting Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
September 21, 2009
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Linda VanDoorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	W. P. Carey & Co. LLC Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 File No. 001-13779
Dear Ms. VanDoorn:
Set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated August 14, 2009 with respect to the Form 10-K for the year ended December 31, 2008 and to Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 filed by W. P. Carey & Co. LLC (the “Company”).

Ms. Linda VanDoorn
United States Securities and Exchange Commission
September 21, 2009

Form 10-K
Critical Accounting Policies, page 42
Impairments, page 44
1.	We note that you determine the fair value of impaired real estate assets using market information from outside sources. Depending upon the circumstances, you determine whether the information received from these sources is appropriate. Explain to us how you determine the information to be appropriate to value these assets. To the extent such information is deemed inappropriate, please tell us how you then determine the fair value of the impaired real estate asset.
The Company evaluates its real estate assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When a real estate asset is determined to be impaired, it is written down to fair value, which is primarily determined using market information from outside sources such as recent comparable sales. With regard to impairment charges incurred during the periods covered by the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, none of the market information obtained by the Company from outside sources was determined to be inappropriate. However, there may be instances in the future where, in the Company’s judgment, the available market information is not appropriate because it does not truly reflect the fair value of the asset; for example, in periods where markets are not liquid and there is limited, if any, sales activity, it may be difficult or impossible to obtain market information that is current and geographically comparable.
In cases where the available market information is not deemed appropriate, the Company would perform a future net cash flow analysis discounted for inherent risk associated with each asset (“DCF Value”). Within a DCF Value, the most critical inputs that determine the value of an investment are the timing and amount of cash flows used and the discount rate. The cash flows used in deriving the DCF Value are comprised of projected rental income, operating expenses, cap rates, terminal value, etc. (“Projections”). The discount rate used to value the Projections is based upon the risk the Company believes a market participant would associate with the cash flows specific to the asset, and consider factors such as real estate market conditions, economic conditions, property location and property condition. These Projections and discount rates are obtained from a variety of sources including real estate brokers and/or various outside vendors.

Ms. Linda VanDoorn
United States Securities and Exchange Commission
September 21, 2009

In future filings, the Company will clarify its critical accounting policies and impairment related disclosures to include more detail as described above.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We thank the Staff for its attention to this filing. If you have any questions regarding our response, please contact the undersigned at 212-492-1140.
Sincerely,

Mark J. DeCesaris
Acting Chief Financial Officer
Enclosures

cc:	Yolanda Crittendon